UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 under the
securities exchange act of 1934
For the month of June 2010
Commission File Number 000-50991
TELVENT GIT, S.A.

(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F    ☑            Form 40-F   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes    ☐            No    ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes    ☐            No    ☑

     On May 24, 2010, Telvent GIT, S.A. (the “Company”) held its Ordinary Meeting of Shareholders. The following provides the tabular results of the matters voted on by the shareholders:1

					Broker
	Issue	For	Against	Abstain	Non-Votes

1
To approve the convertibility of the Company’s notes that are exchangeable for shares, issued for an amount of two hundred million dollars (US $200,000,000) equivalent to one hundred forty nine million two hundred and sixty thousand euros (€149,260,000), in accordance with the matters approved at the Extraordinary Meeting of Shareholders on March 16, 2010, by virtue of a Board of Directors’ decision dated, March 29, 2010, to allow the Company to attend the requests of exchange through the delivery of new shares of the Company. To totally exclude the shareholders pre-emptive subscription right. To increase capital by the amount required to attend to the conversion of the notes, initially envisaged of seventeen million six hundred thousand euro (€ 17,600,000), subject to amendments on the basis of the terms and conditions of the notes.

Delegation of powers to the Board of Directors to execute these resolutions, including powers to sub-delegate.
		25,661,853	2,915,986	847,028	0

2	Examination and approval, as the case may be, of the Annual Accounts and the Management Report of the Company and of its Consolidated Group, corresponding to the financial year 2009, as well as the Consolidated Financial Statements in accordance with United States GAAP for the financial year 2009.	29,379,298	6,139	39,430	0

[1]	The numbers are based on 29,795,829 ordinary shares that attended the meeting in person or by proxy. The total number of ordinary shares outstanding for voting purposes is 33,723,197, which does not include the 370,962 ordinary shares that the Company repurchased from Telvent Corporation, S.L. on September 15, 2009. As disclosed in the Company’s prospectus filed pursuant to Rule 424(b)(1) with the Securities and Exchange Commission on October 28, 2009, such shares held by the Company do not have voting or dividend rights so long as they are owned by the Company and are not treated as outstanding for financial reporting purposes. However, under Spanish law, such shares continue to count towards a quorum for purposes of any matters presented for a vote of the shareholders. Therefore, for purposes of determining a quorum, 34,094,159 ordinary shares remain outstanding.

3	Examination and approval, as the case may be, of the proposed distribution of the Company’s net income for financial year 2009.	28,775,285	7,226	642,356	0

4	Examination and approval, as the case may be, of the management of the Board of Directors in 2009.	29,102,299	23,699	298,869	0

5	Examination and approval, as the case may be, of the Board of Directors’ compensation for 2009.	28,756,067	17,427	651,373	0

6	Re-election or appointment, as the case may be, of the Auditor for the Company and its Consolidated Group for 2010.	29,141,199	4,219	279,449	0

7	Authorize the Board of Directors with express powers of substitution, to interpret, amend, complement, execute, registration, substitution of powers and adaptation of the agreements to be adopted by the shareholders at this meeting.	29,364,185	46,821	13,862	0

8	Approval, as the case may be, of the minutes of this meeting as may be required by law.	29,412,267	5,439	7,162	0

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
By:	/s/ Ignacio Gonzalez Dominguez
	Name:	Ignacio Gonzalez Dominguez
	Title:	Chief Executive Officer

Date: June 1, 2010